# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blue Gold Ltd, CIK 0002019435
CUSIP: G1331C104
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0002076016
Persons authorized to receive notices and communications: Carla Parsons, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands (E9), KY1-1108, 44 7904 383701

## Reporting persons
- Cavaghan Andrew (CIK 0002076016): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 6,424,949; shared voting power 6,780; sole dispositive power 6,424,949; shared dispositive power 6,780; aggregate amount beneficially owned 6,431,729 (16.9% of the class); the aggregate amount excludes certain shares
  Comment: Does not include 1,738 shares held by Ms. Elizabeth Cavaghan, Mr. Cavaghan's spouse, over which Mr. Cavaghan does not have voting or investment control. Mr. Cavaghan disclaims beneficial ownership over such shares.
- Pegasus Capital Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 2,631,965; shared voting power 0; sole dispositive power 2,631,965; shared dispositive power 0; aggregate amount beneficially owned 2,631,965 (6.9% of the class)
  Comment: Mr. Cavaghan is the sole owner of Pegasus Capital Limited.
- Pegasus Capital Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 6,780; sole dispositive power 0; shared dispositive power 6,780; aggregate amount beneficially owned 6,780 (0.02% of the class)
  Comment: Mr. Cavaghan is a 50% shareholder of Pegasus Capital Holdings Limited.
- Ms. Elizabeth Cavaghan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,738; shared voting power 6,780; sole dispositive power 1,738; shared dispositive power 6,780; aggregate amount beneficially owned 8,518 (0.02% of the class)
  Comment: Ms. Elizabeth Cavaghan is Mr. Cavaghan's spouse and 50% shareholder in Pegasus Capital Holdings Limited.
- Blue Gold Holdings Ltd.: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 350,000; shared voting power 0; sole dispositive power 350,000; shared dispositive power 0; aggregate amount beneficially owned 350,000 (0.9% of the class)
  Comment: Mr. Cavaghan is the sole director of Blue Gold Holdings Ltd.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares
Name of issuer: Blue Gold Ltd
Address of issuer's principal executive offices: 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands (E9), KY1-1108
Comment: This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed with the SEC on July 8, 2025, as previously amended by the Schedule 13D/A filed with the SEC on July 17, 2025 and the Schedule 13D/A filed with the SEC on March 23, 2026 (collectively, the "Schedule 13D"). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The following items of Schedule 13D are hereby amended as follows:

## Item 2. Identity and Background
Present principal occupation or employment:
Mr. Cavaghan, a natural person, is (i) the Chief Executive Officer and member of the board of directors of the Issuer, (ii) the sole shareholder of Pegasus Capital, (iii) a 50% shareholder of Pegasus Capital Holdings and (iv) the sole director of BGHL. Ms. Cavaghan, a natural person, is Mr. Cavaghan's spouse.

Pegasus Capital, a Cayman Islands exempted company limited by shares, is principally engaged in the business of investing in and holding the securities of the Issuer and other companies. Pegasus Capital Holdings, a private company limited by shares formed under the laws of England and Wales, is principally engaged in the business of investing in and holding the securities of the Issuer and other companies. Pegasus Capital Holdings is 50% owned by Mr. Cavaghan and 50% owned by Ms. Cavaghan.

BGHL is a company incorporated in England and Wales, with the intent to acquire, develop, finance, license, and operate gold mines. BGHL's initial activities are focused on the Ashanti Gold Belt located in Ghana. BGHL is a wholly-owned subsidiary of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to this Item 5 and the information on the cover page are based on 38,017,024.00 Class A ordinary shares outstanding.

The Reporting Persons may be deemed to have, in the aggregate, beneficial ownership of 6,431,729.00 Class A ordinary shares, which represents approximately 16.9% of the Issuer's outstanding Common Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to have, in the aggregate, beneficial ownership of 6,431,729.00 Class A ordinary shares, which represents approximately 16.9% of the Issuer's outstanding Common Shares. Andrew Cavaghan has sole voting power over 6,424,949.00 Class A ordinary shares; shared voting power over 6,780.00 Class A ordinary shares; sole dispositive power over 6,424,949.00 Class A ordinary shares; and shared dispositive power over 6,780.00 Class A ordinary shares. Pegasus Capital Limited has sole voting and dispositive powers over 2,631,965 Class A ordinary shares. Pegasus Capital Holdings Limited has shared voting and dispositive power over 6,780.00 Class A ordinary shares. Blue Gold Holdings Limited has sole voting and dispositive power over 350,000.00 Class A ordinary shares. Ms. Elizabeth Cavaghan has sole voting and sole dispositive power over 1,738.00 Class A ordinary shares and shared voting and dispositive power over 6,780.00 Class A ordinary shares. The information provided under Item 2 of this 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
On April 2, 2026, the Reporting Person entered into an amendment to his employment agreement with the Company, pursuant to which his cash compensation was reduced to $1 USD per annum, retroactive to January 1, 2026. In connection with such amendment, and as approved by the Compensation Committee of the Company's board of directors, the Reporting Person received grants of (i) 157,500.00 unrestricted, fully-vested Class A ordinary shares and (ii) 2,290,000.00 restricted Class A ordinary shares (collectively, the "April 2026 Share Grant"). The restricted Class A ordinary shares will vest as follows: (A) an aggregate of 890,000.00 of the restricted Class A ordinary shares will vest on a daily basis over the following schedule: (a) 390,000.00 in financial year 2026, (b) 240,000.00 in financial year 2027, (c) 175,000.00 in financial year 2028 and (d) 85,000.00 in financial year 2029; (B) 600,000.00 of the restricted Class A ordinary shares will vest when the volume-weighted average price of the Issuer's Class A ordinary shares over any sixty (60) trading day period within the precedent ninety (90) consecutive trading days period is greater than or equal to $15 per Class A ordinary share; and (C) 800,000.00 of the restricted Class A ordinary shares will vest when the volume-weighted average price of the Issuer's Class A ordinary shares over any sixty (60) trading day period within the precedent ninety (90) consecutive trading days period is greater than or equal to $35 per Class A ordinary share. The Reporting Person has the sole power to vote and dispose of such Class A ordinary shares.

The April 2026 Share Grant was made in consideration for the Reporting Persons service to the Company. The Reporting Person did not pay any cash consideration for April 2026 Share Grant, which was made pursuant to the Issuer's 2025 Equity Incentive Plan (the "Plan") and remains subject to all terms and conditions of the Plan

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement

## Signatures
- Cavaghan Andrew: /s/ Andrew Cavaghan, Andrew Cavaghan (04/06/2026)
- Pegasus Capital Limited: /s/ Andrew Cavaghan, Andrew Cavaghan/Director (04/06/2026)
- Pegasus Capital Holdings Limited: /s/ Andrew Cavaghan, Andrew Cavaghan/Director (04/06/2026)
- Ms. Elizabeth Cavaghan: /s/ Elizabeth Cavaghan, Elizabeth Cavaghan (04/06/2026)
- Blue Gold Holdings Ltd.: /s/ Andrew Cavaghan, Andrew Cavaghan/Director (04/06/2026)